UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 4)*

Hawaiian Telcom Holdco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42003110
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[x]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

Page 1 of 6 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paloma International L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.		SEC Use Only
4.		CITIZENSHIP OF PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 349,611
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 349,611
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,611
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12.		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. Donald Sussman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.		SEC Use Only
4.		CITIZENSHIP OF PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 349,611
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 349,611
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,611
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12.		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 6 Pages

This statement is filed with respect to the shares of common stock ("Common Stock") of Hawaiian Telcom Holdco, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of December 31, 2014 and amends and supplements the Schedule 13G filed on February 14, 2011, as previously amended on February 14, 2012, February 14, 2013 and February 14, 2014 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Cayman Islands exempted limited partnership ("Paloma") and S. Donald Sussman (collectively, the "Reporting Persons").

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Paloma’s principal place of business is:  c/o Paloma Partners Management Company, Two American Lane, Greenwich, Connecticut 06831.  S. Donald Sussman principal business address is now:  888 E. Las Olas Blvd., Suite 210, Fort Lauderdale, Florida 33301.

Item 2(c).	Citizenship:

Paloma is a Cayman Islands exempted limited partnership. Mr. Sussman is a citizen of the United States.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 349,611 shares of Common Stock, consisting of: (i) 200,193 shares of Common Stock, and (ii) warrants exercisable for 149,418 shares of Common Stock.

(b)	Percent of class:

The Reporting Persons have beneficial ownership of 349,611 shares of Common Stock constituting 3.2% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

Each of Paloma and S. Donald Sussman has the sole power to vote or direct the vote of the 349,611 shares of Common Stock beneficially owned by them.

(ii)  Shared power to vote or to direct the vote

Not applicable.

(iii)  Sole power to dispose or to direct the disposition of

Each of Paloma and S. Donald Sussman has the sole power to dispose or direct the disposition of the 349,611 shares of Common Stock beneficially owned by them.

Page 4 of 6 Pages

(iv)  Shared power to dispose or to direct the disposition of

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Paloma holds its 349,611 shares of Common Stock that it beneficially owns through its wholly-owned subsidiary, Sunrise Partners Limited Partnership, a Cayman Islands exempted limited partnership.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  February 17, 2015

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Management Company, general partner

By: /s/ Douglas W. Ambrose
       Douglas W. Ambrose
       Managing Director

S. DONALD SUSSMAN

By:   /s/ Douglas W. Ambrose
Douglas W. Ambrose
Attorney-in-Fact

Page 5 of 6 Pages

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of May 9, 2006.

/s/ S. Donald Sussman
S. Donald Sussman

ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Diane R. Erickson, Notary Public
(signature and office of individual taking acknowledgement)

Page 6 of 6 Pages